Exhibit 99.1

NR: 23-25 | December 19, 2023

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES

Skeena Announces C$10 Million Flow-Through Financing

Vancouver, BC (December 19, 2023) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce a non-brokered private placement (the “Placement”) of up to 1,223,530 flow-through common shares of the Company, to be issued at an average price of approximately C$8.53 per share (the “Offered Shares”) for aggregate gross proceeds of up to C$10.4 million.

The net proceeds of the Offering will be used to fund exploration activities on Skeena’s projects in the Golden Triangle of British Columbia. The Placement is expected to close on or about December 27, 2023, subject to customary closing conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Offered Shares will be offered, pursuant to the Listed Issuer Financing Exemption under National Instrument (the “NI”) 45-106 in all Canadian provinces and territories, except Quebec and the Accredited Investor Exemption under NI 45-106. There is an offering document related to this offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the company’s website. Prospective investors should read this offering document before making an investment decision.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or in any other jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements thereunder.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the Eskay Creek and Snip Projects, two past-producing mines located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Definitive Feasibility Study for Eskay Creek in November 2023 which highlights an after-tax NPV5% of C$2.0B, 43% IRR, and a 1.2-year payback at US$1,800/oz Au and US$23/oz Ag.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “progressing towards”, “in search of”, “targets”, “is projected”, “plans to”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “often”, “likely”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the Placement, the terms thereof, the jurisdictions in which the Placement will be conducted, the filing of the offering materials and the satisfaction of the conditions of closing of the Placement, including receipt of required approvals. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2022, its most recently filed interim MD&A, the AIF dated March 22, 2023, the Company’s short form base shelf prospectus dated January 31, 2023, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.